                              WSI Industries, Inc.
                                213 Chelsea Road
                              Monticello, MN 55362

                                 March 25, 2005

VIA EDGAR

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
Mail Stop 3-6
Washington, D.C. 20549

Re:   WSI Industries, Inc.
      Form 10-K for the fiscal year ended August 29, 2004
      Form 10-Q for the quarter ended November 28, 2004
      File No. 0-27892

Dear Ms. Tillan:

      As requested, we are responding to your letter dated March 2, 2005. For convenience and clarity, we have set forth the text of your comments below. We are responding to the comments in the order presented.

Form 10-K for the Fiscal Year Ended August 29, 2004
Management's Discussion & Analysis of Financial Condition and Results of Operations-Page 7
Results of Operations Page-8

1. With respect to your discussion of the reasons for changes in revenues, please respond to the following comments:

      (A) Please revise future filings to quantify the amount of revenues from each of your major markets. We note the disclosure on page 2. Please reconcile that disclosure with your disclosure on page 8.

      RESPONSE: The Company hereby offers as clarification the following table reconciling the disclosures on pages 2 and 8 of the Company's Form 10-K for the year ended August 29, 2004:

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

                                      Taurus Subsidiary
                                -------------------------------    Bowman     Total
                                  2004        2003       2002       2002      2002
                                ---------  ---------  ---------  ---------  ---------
Rec. Vehicle                    $   9,107  $   8,034  $   4,782  $       -  $   4,782

Aerospace & Defense             $   1,614  $   1,659  $   2,221  $       -  $   2,221

Agriculture                     $       -  $       -  $       -  $   2,695  $   2,695

Construction/Power Systems      $       -  $       -  $       -  $   1,348  $   1,348

Computer tape drive parts       $     360  $     693  $     983  $       -  $     983

Small engine parts              $     272  $     290  $     390  $       -  $     390

Other                           $     172  $     117  $      69  $     460  $     529
                                ---------  ---------  ---------  ---------  ---------

Total Sales                     $  11,525  $  10,793  $   8,445  $   4,503  $  12,948
                                =========  =========  =========  =========  =========

   In future filings, the Company will disclose the amount of revenues from each of its major markets.

   (B) Please tell us and explain in future filings the significant reasons for the increase in sales to the recreational vehicle market.

   RESPONSE: The increase in sales in the recreational vehicle market from fiscal year 2003 to fiscal year 2004 was primarily due to the impact of orders from the Company for a new component part in its motorcycle program. The existence of this new business has been disclosed in press releases since June 2004. The increase in sales from fiscal year 2002 to fiscal year 2003 relates to increases in quantities ordered from the Company's customer in both the all-terrain vehicle and motorcycle programs. The Company believes that the increase is due to its customer selling more all-terrain vehicles and motorcycles for which these parts are manufactured. In future filings, the Company will explain the significant reasons for increases in sales in its markets.

   (C) Supplementally and in future filings, please quantify, to the extent practicable, and discuss the reasons for all significant changes in revenues; including offsetting factors such as the decline in sales to the aerospace and avionics market over the past three years.

   RESPONSE: In future filings, the Company will describe significant changes in revenues

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   and quantify these significant changes to the extent practicable. The Company refers its response to your Comment No. 1(A) for a quantification of the changes in revenues in each of its markets. The Company also refers to the response provided in response to your Comments No. 1(B) to explain and quantify the changes in revenues in the recreational vehicle markets. The Company also refers to the response provided in response to your Comments No. 1(D) to explain and quantify the changes in revenues in the Company's other markets. For the decline in sales to the aerospace and avionics market over the last three years, the Company believes that the decline is due to the general slowdown that occurred in these industries due to the events of September 11, 2001, as well as increased competition from other suppliers. For the decline in the Agriculture and Power Systems markets, the explanation was that the subsidiary that was responsible for sales to that market, Bowman Tool and Machining, Inc., was sold in fiscal 2002.

   (D) Please tell us and disclose in future filings the significant components of your other revenue. That is, the revenue that is not derived from the recreational vehicle or aerospace and avionics markets. It appears that revenues from this group were 7%, 11%, and 15% of sales in 2004, 2003, and 2002. Tell us and disclose in future filings the significant reasons for the decline in this market.

   RESPONSE: With respect to fiscal year 2004, the two significant components of the Company's other revenue consist of mainframe computer tape drive components and small engine parts. The Company believes that the mainframe computer tape drive market has decreased in size over the last several years as computers in general have become smaller and faster, which has led to the decrease in the Company's sales. With respect to the small engines parts, the Company believes that the parts are repair or service oriented parts, and as the original small engines have been discontinued, the demand for these small engine parts has decreased.

   (E) Please see Item 303 (A)(3) of Regulation S-K, SAB Topic 13.B and Release 33-8350.

2. Discuss uncertainties surrounding the realization of the deferred tax asset and material assumptions underlying your determination that the net asset will be realized If the asset's realization is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other nonroutine transactions, describe these assumed future events, quantified to the extent practicable, in MD&A. For example, disclose the minimum annualized rate by which taxable income must increase during the NOL carryforward period if realization of the benefit is dependent on taxable income higher than currently reported. Also, if significant objective negative evidence indicates uncertainty regarding realization of the deferred asset, identify the countervailing positive evidence relied upon by management in its decision not to establish a full allowance against the asset.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   RESPONSE: The Company hereby offers as clarification the following analysis regarding the realization of the deferred tax assets:

   a) The deferred tax assets consist of two major pieces which relate the Company's NOL and the Company's AMT tax credit carryforwards.

   b) The Company is allowed to carry forward NOLs for a period of 15 - 20 years. The Company's AMT tax credit carryforward does not expire per Internal Revenue Code 53.

   c) The Company's material NOL carryforwards expire over the following schedule:

Amount of NOL                 Year Expires
-------------            ----------------------
$     870,000            August 2009
$     415,000            August 2011
$   2,872,000            August 2021 and later

   d) The Company's pretax income in fiscal 2004 was $76,557. However, included in that total were expenses associated with the relocation of the Company's operation to a new facility, as well as the cost of the second facility of $239,000. Without those costs, the Company's pretax income would have been approximately $316,000. As of February 2005, all costs related to relocation and operating two facilities has ended as the Company has completed the relocation.

   If the Company continues to have pretax income at the $316,000 adjusted figure, the NOL expiring in August 2009 will be utilized by August 2007. The NOL expiring in August 2011 will be utilized by August 2009 and the NOLs expiring in 2021 and beyond will be utilized in approximately 2017. However, with sales growth of 7% in 2004 and 39% in the first quarter of fiscal 2005, the Company feels that these utilization dates may be conservative. The Company also believes that the realization of the assets is not dependent on major improvements in taxable income beyond what it has seen in the past two fiscal years, nor is it dependent on any event outside the Company's ordinary course of business.

   The main uncertainty in realizing the NOLs would be the loss or significant reduction in orders of a major component that the Company manufactures. The Company cautions investors that this is a risk of the Company's business. If in fact a major program were discontinued, the Company would immediately assess the impact of the loss of the program on the realization of the deferred tax assets.

3. Please respond to the following comments regarding information on your
   Website:

   (A) We note from your website that you enter into multi-year agreements with your

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   customers that include design engineering and other services. Please tell us and disclose in the notes to your financial statements in future filings the significant terms of these agreements. Supplementally explain how you consider these terms in your recognition of revenues and expenses under these agreements.

   RESPONSE: All of the Company's agreements with its customers allow the customer to cancel or alter the contract without penalty on short notice, typically 30-60 days. The agreements are non-exclusive and don't require the customer to purchase minimum quantities. In addition, the Company does not have a contract with its largest customer, which accounted for 79% of the Company's revenues for the fiscal year ended August 29, 2004. Because of the small amount of revenue derived from these agreements and their short-term nature, the Company does not believe its business is dependent upon these agreements or that these are otherwise material agreements. Further, the Company believes that disclosure of the existence of these agreements may suggest to investors a likelihood of future revenues.

   As disclosed in Note 1 to the notes to financial statements in the Company's Form 10-K for the fiscal year ended August 29, 2004, revenues from sales of product are recorded generally upon shipment. The Company does, however, have an agreement with a customer to provide product on a consignment basis. In this case, revenues are recognized when the customer notifies the Company that it has taken the product from the consigned inventory and utilized it in their production. Service revenues and expenses of design engineering and other services are recognized when the service is complete. The Company will disclose this, as well as the items addressed in 8 (B), in future filings.

   (B) Please tell us and disclose in future filings the nature of the new recreational vehicle market program that may result in a 20% increase in sales.

   RESPONSE: The new program is an additional component that the Company manufactures for its largest customer's motorcycle line. The Company will more fully describe this new program in future filings.

Controls and Procedures-Page 11

4. We note your statement that your chief executive officer and your chief financial officer have concluded the controls and procedures "are effective in ensuring that material information related to the Company is made known to them by others within the company." It does not appear that your certifying officers have reached a conclusion that our disclosure controls and procedures are effective. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. Please similarly revise your November 28, 2004 Form l0-Q.

   RESPONSE: The Company will amend its filings for its Annual Report on Form 10-K for

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   the year ended August 29, 2004 and its Quarterly Report on Form 10-Q for the quarter ended November 28, 2004 to reflect its officers' conclusions regarding the effectiveness of disclosure controls and procedures.

5. We note your disclosure that "there have been no significant changes in internal controls..." Please revise your disclosure to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003. Please similarly revise your November 28, 2004 Form l0-Q.

   RESPONSE: The Company will amend its filings for its most recent Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the quarter ended November 28, 2004 to discuss all changes in internal controls that have materially affected, or that are reasonably likely to materially affect, the Company's internal control over financial reporting.

Consolidated Financial Statements and Schedule -Page 16
Note 1. Summary of Significant Accounting Policies -Page 22

6. Please respond to the following comments regarding your inventories policies:

   (A) Tell us and revise the notes to your financial statements in future filings to explain your accounting policies with respect to how you value inventories at the lower of cost or market and how you determine reserves for excess and obsolete inventories.

   RESPONSE: The Company determines the lower of cost or market of its items in inventory by comparing the cost of each item in inventory to its most recent sales price or sales order price. If the cost of the inventory item exceeds 90% of the most recent sales price or sales order, the excess cost is reserved and is included in the inventory obsolescence reserve.

   The Company determines the reserve for excess and obsolete inventory by analyzing the sales history of it inventory, sales orders on hand and indications from the Company's customers as to the future of various parts or programs. If, in the Company's determination, the inventory value has become impaired, the Company establishes an obsolescence reserve at the amount the Company estimates as the ultimate net realizable value for that inventory. The obsolescence reserve remains on the Company's books until the inventory is disposed of or sold. In future filings, the Company will discuss its accounting policies for valuing inventory and determining the inventory obsolescence reserve.

   (B) Tell us and revise your discussion in future filings to disclose how often you perform your inventory valuation analysis.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   RESPONSE: The Company performs it inventory valuation quarterly. In future filings, the Company will disclose how often it performs inventory valuations analyses.

   (C) Tell us why you reduce your obsolescence allowance if actual or expected requirements are significantly greater than your established reserves. Cite the accounting literature you relied upon in concluding that it is appropriate to write-up inventory after it has been written down. Tell us the amounts of any write-ups in the periods presented and through the latest interim period.

   RESPONSE: The Company does not write-up inventory after it has been written down. As noted in our response in 6 (A), the Company includes in its obsolescence reserve any amounts resulted from its lower of cost or market calculation. As these items are sold, the resulting effect would be to reduce the obsolescence reserve. At the end of any subsequent quarter, the lower of cost or market analysis is again performed, and the result from that test is included in the obsolescence reserve. The increase or decrease in the lower of cost or market testing would then be reflected in a higher or lower obsolescence reserve.

   The obsolescence reserve would also potentially decrease if any item specifically reserved for as obsolete is sold. Typically, these sales are not material in nature with only $11,528 of obsolete inventory sold in fiscal 2004.

   (D) Supplementally quantify the remaining balance of inventory items previously written-down or written-off and tell us the significant components of that balance. In future filings please provide similar disclosure in MD&A as long as a significant balance of such items remains on hand. Disclose in MD&A (if true) that no significant sales of such items have occurred to date. Alternatively, disclose the impact of these sales on gross profit margin for the period. Finally, disclose when and how you will dispose of the remaining items and/or the fact that you have no set time line for the sale [or] scrapping of these items.

   RESPONSE: At August 29, 2004, the significant components of inventory items written-down are as follows:

                                Cost         Reserve
                             ----------    ----------
Finished Goods               $  287,605    $  258,844
Work-in-process (WIP)        $   90,020    $   90,020

   The Company has identified a set of finished goods parts and work-in-process parts that it has physically set aside and with respect to this inventory, the Company has an established obsolescence reserve. The Company maintains a general reserve of 90% for those separately identified finished goods inventory parts, as well as a 100% reserve of the separately identified work-in-process items. As mentioned in the Company's response

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   to Comment No. 6(A), the remaining amount of $60,385 in the obsolescence reserve at August 29, 2004 is as a result of the Company's lower of cost or market testing.

   In future filings, the Company will disclose the components of inventory items written down or written off, if significant. The Company will also disclose in future filings that no significant sales of these items have occurred, if true or the impact of sales on gross profit margin. The Company refers to the response provided in response to your Comment No. 8 (E) to explain when and how the Company will dispose of obsolete items.

   (E) With reference to Schedule II, please tell us and disclose in future filings the nature of the deductions and why you refer to these amounts as net. Also tell us the nature and status of the inventory written down. We note that you made no provision for this inventory in 2003 or 2004, the balance is still $409,249 as of August 29, 3004, and the reserve represents 31% of your gross inventory balance.

   RESPONSE: The deductions referred to on Schedule II relate to sales of product or to changes in the lower of cost or market testing previously described in answer to your Comment No. 6(C). The deduction in the obsolescence reserve from fiscal 2003 to fiscal 2004 consisted of the following:

Sales of obsolete finished goods          $  9,543
Usage and subsequent sale of WIP          $  1,985
Lower of cost or market test change       $  2,153
                                          --------
                                          $ 13,681
                                          ========

   The Company has referred to the deduction as "net" deductions due to the possibility that the lower of cost or market change has sometimes been a negative number and the Company has aggregated all items together. The Company will in future filings separate additions and deductions and will not aggregate them.

   All inventory that has been written-down remains on the Company's premises until disposed of. However, subsequent to August 29, 2004, the Company notes that it did dispose of $81,280 of the obsolete work-in-process inventory or 6% of the gross inventory balance. The Company did not have any material additions to the obsolete inventory reserve in 2003 or 2004 as it did not identify any new inventory items that should be written-down. The reason the Company has not physically disposed further any obsolete parts is that it does periodically sell items out of the group of finished goods that were written down. However, since warehouse space is relatively cheap and since it is not possible to predict which items will sell, the Company keeps these items on its premises with no set timeline as to when it will dispose of these parts.

   The Company will disclose in future filings the nature of any additions or deductions to inventory reserves.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

7. If material, please revise to your financial statements to reflect the adoption of SFAS 144, or tell us why no restatement is required.

   RESPONSE: The Company relocated its operations over the last 9 months. With the relocation, the Company identified and disposed of any assets that might be potentially impaired. This identification resulted in a disposal of equipment with a net book value of $1,125, which the Company does not consider material.

8. Please respond to the following comments regarding your revenue recognition policies:

   (A) Please tell us and disclose in future filings why you refer to net sales in your consolidated statements of income.

   RESPONSE: The Company refers to "net" sales in its consolidated statements of income as the Company's sales are reduced for product returned by customers The Company will disclose this fact in future filings.

   (B) Please tell us and disclose in future filings how you considered the criteria in SAB Topic 13.A.l in your revenue recognition policy.

   RESPONSE: The Company considers its revenue recognition policy to fall under the guidance of FASB's conceptual framework for revenue recognition. The Company recognizes revenue when the following conditions are met:

            Criteria                         How Company Meets Criteria
 ----------------------------------  ------------------------------------------
 Pervasive evidence of arrangement.  The Company has received a purchase order from its customer identifying price and
                                     delivery terms or service to be rendered.

Delivery has occurred.               The Company invoices only after shipment,
                                     or in the case of services, after the
                                     service is completed.

Sellers price is fixed.              The price has been fixed as evidenced by
                                     the purchase order.

Collectibility is reasonably         The Company believes that based upon its
assured.                             past history with minimal bad debt
                                     write-offs (see our response to your
                                     Comment No. 8C)), that all accounts are
                                     collectible upon shipment or delivery of
                                     services.

   The Company will disclose in future filings how it has considered SAB Topic 13.A.1.

   (C) Please tell us why you believe it is appropriate to only review your bad debt allowance at the end of each year. Cite the accounting literature upon which you relied.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   RESPONSE: The Company continually monitors its accounts receivable for any delinquent or slow paying accounts. If an uncollectible account should arise during the year, it would be written off at the point it was determined to be uncollectible. However, the Company has had no material write-offs for over 5 years. The Company's customers are generally Fortune 1,000 size firms with which the Company has experienced no collection issues and with whom the Company has done business for several years. In future filings, the Company will change the disclosure so it does not create the implication that the Company reviews its allowance for doubtful accounts only at the fiscal year end.

Note 11. Goodwill and Intangible Assets-Page 29

9. Please respond to the following comments regarding your goodwill:

   (A) Please tell us the nature of your organization costs. Tell us why these costs are properly capitalized. Cite the accounting literature upon which you relied.

   RESPONSE: The Company's organization costs consist of direct costs incurred in purchasing its only operating subsidiary. The costs consist of legal and other closing costs to consummate the purchase transaction. These direct costs are properly capitalized under SFAS 141 paragraph 24, however they should be included in goodwill and the Company will classify them as such in all future filings.

   (B) Please tell us and revise future filings to disclose how and when you assess the impairment of goodwill and how your accounting policies comply with SFAS 142, including paragraphs 19-22.

   RESPONSE: The Company performs its annual impairment test of goodwill in connection with its fiscal year-end audit in the fourth quarter of its fiscal year. As provided in paragraph 26 of SFAS 142, the test is performed at the same time each year. In addition, the Company is not aware of any event that has occurred since its last impairment test that would require another test as provide for in SFAS 142 paragraph 28.

   The Company believes that the fair value of its only reporting unit exceeds the carrying value of its goodwill as outlined in our response to your Comment No. 9(D). Therefore, the Company believes that it has successfully completed step 1 of the goodwill impairment test as described in paragraph 19 of SFAS 142. During the Company's analysis of fair value, the Company completes step 2 of the impairment test by allocating fair value for all assets and liabilities as if the Company had acquired the assets in a business transaction.

   The Company will discuss in future filings how and when it performs its annual impairment test.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

   (C) Please tell us and disclose in future filings your number of reporting units. See paragraphs 30 -- 31 of SFAS 142.

   RESPONSE: The Company has one reporting unit. The Company will disclose this in future filings.

   (D) We note that your market capitalization is significantly less than your net assets. Under paragraph 23 of SFAS 142, quoted market prices in active markets are the best evidence of fair value and should be used as the basis for measurement if available. Please tell us how you considered paragraph 23 of SFAS 142 and tell us and disclose in future filings why, given this indication of impairment, that you believe your goodwill is not impaired. Tell us and disclose the significant assumptions used in your valuation.

   RESPONSE: The Company believes that the quoted market price of the Company's stock does not represent the fair value of its one reporting unit. As stated in SFAS 142 paragraph 23, the quoted market price of an individual security need not be the sole measurement basis of the fair value of the reporting unit. The Company notes that its stock, while publicly traded, has very limited trading volume. During the Company's 2004 fiscal year, the average daily trading volume was approximately 49,000 shares, but the median volume was only 8,700 shares, representing 1.87% and 0.3% of the Company's outstanding common stock. Further, the Company's stock is also prone to large fluctuations in price that the Company believes are unrelated to its performance. The sale price for the Company's common stock has closed as high as $6.64 and as low as $1.95 in the past 12 months, a swing of 340%.

   Given the inherent unreliability of the Company's stock price as an indicator of the Company's value, the Company followed the guidance as provide by SFAS 142 paragraph 24. The Company utilized a present value technique to measure fair value by estimating future cash flows. The major assumptions included:

      1) Sales estimates for the Company based on guidance from the Company's customers as well as Company estimates.

      2) Known material costs for the Company's major programs.

      3) Known labor costs to make components in the Company's major programs.

   The Company then constructed a discounted cash flow analysis based on the above major assumptions to estimate the fair value of the Company (which is the only reporting unit). The Company also performed a sensitivity analysis of its calculation to see if a major change in its assumptions would affect the outcome of the impairment test. The result of both analyses did not show an impairment of goodwill.

   The Company will revise future filings to discuss its reasons why it believes goodwill is not impaired, should a future impairment test show that result.

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

Form 10-0 for the Quarterly Period Ended November 28, 2004

10. Please revise your future filings on Form l0-Q to respond to any applicable comments above related to your Form 10-K.

   RESPONSE: The Company will revise all future 10-Q filings to respond to any applicable comments related to the Company's Form 10-K.

Management's Discussion & Analysis of Financial Condition and Results of Operations-Page 9

11. Please tell us why you discuss certain prior year reclassifications in your critical accounting policies. Tell us the nature and amount of and reasons for the reclassifications.

   RESPONSE: After review, the Company believes that placement of the prior year reclassification note was in error. In future filings, any mention of a prior year reclassification will be made in the footnotes to the consolidated financial statements, rather than in the text of Management's Discussion and Analysis of Financial Conditions and Results of Operations.

   The reclassification reflected in the Company's Quarterly Report on Form 10-Q for the quarter ended November 28, 2004 was made to properly reflect income from sale of scrap metal as a reduction in cost of sales as opposed to interest and other income. The Company's business is to machine metal parts. As a byproduct of the machining, the Company generates a significant amount of metal chips that it sells to a recycling company. These sales are a reduction of the cost of the metal products that the Company buys and machines for its customers. The amount of the reclassification in the Form 10-Q for the period ended November 28, 2004 was $11,856 or 0.5% of the cost of sales.

12. Please tell us why you added revenue recognition to your critical accounting policies. We note that revenue recognition was not a critical accounting policy in your August 29, 2004 Form 10-K.

   RESPONSE: The Company added revenue recognition to its critical accounting polices to enhance the Company's disclosure. In its future filings, the Company intends to include revenue recognition in the critical accounting policies, as well as items listed in response to your Comments No. 8(A) -
   (C).

   In response to your request, by this letter the Company hereby acknowledges that :

   - The Company is responsible for the adequacy and accuracy of the disclosure in

Kaitlan Tillan
Accounting Reviewer
Securities and Exchange Commission
March 25, 2005

      the filings;
   - Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

   - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Paul D. Sheely or Michael J. Pudil at (763) 295-9202 or by facsimile at (763) 295-9212 if you have any questions or need additional information.

                                               WSI INDUSTRIES, INC.

                                               /s/  Michael J. Pudil

                                               Michael J. Pudil
                                               Chief Executive officer

                                               /s/ Paul D. Sheely
                                               Chief Financial Officer

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